Qifu Technology, Inc.

7/F Lujiazui Finance Plaza

No. 1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

November 6, 2023

VIA EDGAR

Ms. Lory Empie

Mr. Michael Henderson

Ms. Susan Block

Mr. John Stickel

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qifu Technology, Inc. (the “Company”)
Form 20-F for the Year Ended 2022
Filed April 27, 2023
File No. 001-38752

Dear Ms. Empie, Mr. Henderson, Ms. Block and Mr. Stickel:

This letter sets forth the Company’s response to the comment contained in the letter dated October 25, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”) and the Company’s response dated September 28, 2023. The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Qifu Technology, Inc.
November 6, 2023

Form 20-F for the Year Ended 2022

Introduction, page 1

1.	We note your response to prior comment 1 and reissue in part. In future filings, please also disclose in the definition section that the same legal and operational risks associated with operations in China may also apply to operations in Hong Kong. Please confirm your understanding and include your proposed disclosure in your response letter.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

●      “China” or “the PRC” is to the People’s Republic of China. Unless otherwise indicated, the policies, laws, regulations and interpretations adopted by the government of mainland China, which are specifically referenced in this annual report, are not applicable to Hong Kong, Macau or Taiwan. To the extent that mainland China laws and regulations are applied in Hong Kong, the legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong~~, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires~~;

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com or the Chief Financial Officer of the Company, Alex Xu, via e-mail at ir@360shuke.com.

Very truly yours,

/s/ Alex Xu
Alex Xu
Chief Financial Officer

cc:	Haisheng Wu, Chief Executive Officer and Director, Qifu Technology, Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP